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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check one):     [X] Form 10-K and 10-KSB [ ] Form 20-F [ ] Form 11-K
                 [ ] Form 10-Q and 10-QSB [ ] Form N-SAR

                  For Period Ended:  December 31, 2005
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                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                              ----------------------------------

                         PART I - REGISTRANT INFORMATION

GeneLink, Inc.
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Full Name of Registrant

Newport Financial Center, 113 Povonia Avenue, #313
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Address of Principal Executive Office (Street and Number)

Jersey City, NJ 07310
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City, State and Zip Code

                        PART II -RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on

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          Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

Current management assumed their duties on October 14, 2005. This is the first annual audit since the change in management and a majority of the fiscal year for which the 10-KSB is being filed encompasses a period prior to the change in management. Additionally, upon the transition in management and the moving of the Company's offices, there was a delay in transferring and transitioning all of the Company's documentation and records. As a result, both the audit process and the preparation and review process has been more time consuming than anticipated.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Monte E. Taylor, Jr.                         800               558-4363
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                  (Name)                       (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof:   [ ] Yes [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                 GENELINK, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    March 31, 2006                  By:  /s/ Monte E. Taylor, Jr.
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                                              Monte E. Taylor, Jr.
                                              Acting Chief Executive Officer and
                                              Acting Chief Financial Officer